Exhibit 99(m)(3)(ii)

Amendment to the

Shareholder Account and Distribution Services Agreement

for RBC Money Market Funds

THIS AMENDMENT to the Shareholder Account and Distribution Services Agreement (originally effective on November 21, 2008 and amended on August 19, 2009, the “Services Agreement”) by and among Tamarack Distributors, Inc. (“TDI”) and RBC Capital Markets Corporation (“RBC CM”), is made and entered into as of the 1st day of January, 2010, together with Quasar Distributors, LLC (“Quasar”).

WHEREAS, the original parties entered into the Services Agreement in order to document certain shareholder account and distribution services performed by RBC CM with respect to the separate classes of shares of the money market fund series of RBC Funds Trust (the “Trust”) listed on Schedule A to the Services Agreement (such series and classes are referred to as the “Funds” and the “Classes”) along with the compensation payable to RBC CM by the Trust (subject to certain limits established under a separate Expense Limitation Agreement between the Trust and TDI, the “Expense Limitation Agreement”); and

WHEREAS, Quasar Distributors, LLC (“Quasar”) has been appointed as the Trust’s new distributor, replacing TDI; and

WHEREAS, simultaneous with this Amendment, the Expense Limitation Agreement is being amended to reflect the replacement of TDI with RBC CM as the party with responsibility for the expense limitation obligation (previously, although TDI was the responsible party under the Expense Limitation Agreement, RBC CM assumed the expense limitation obligation by operation of the Services Agreement); and

WHEREAS, the parties now desire to amend the Services Agreement to reflect (1) certain changes in the names of the Trust, the Funds and the Classes; and (2) the addition of Quasar as a new party to the Services Agreement (replacing TDI).

NOW, THEREFORE, the parties hereto, intending to be legally bound, hereby agree to amend the Expense Limitation Agreement as follows:

Section 1.              All references to Tamarack Funds Trust are hereby replaced with “RBC Funds Trust.”

Section 2.              The word “Tamarack” is removed from the beginning of the names of each Series.

Section 3.              The name “RBC” is added to the beginning of the names of each Class.

Section 4.              The parties acknowledge and agree that Quasar is added as a new party to the Services Agreement in replacement of TDI, and that Quasar assumes all of TDI’s obligations under the Services Agreement, and that TDI is no longer a party to the Services Agreement.

Except to the extent amended hereby, the Services Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by a duly authorized officer on one or more counterparts as of the date and year first written above.

RBC Capital Markets Corporation

By:	/s/ Kathy Gremillion

Name and Title:  Kathy Gremillion, Managing Director

Tamarack Distributors, Inc.

By:	/s/ Erik R. Preus

Name and Title:  Erik R. Preus, President

Quasar Distributors, LLC

By:

Name and Title: